TASEKO MINES LIMITED
Common Shares

AT THE MARKET ISSUANCE AGREEMENT

October 18, 2010

MCNICOLL LEWIS & VLAK LLC
The Graybar Building
420 Lexington Avenue, Suite 628
New York, NY 10170
Ladies and Gentlemen:

          TASEKO MINES LIMITED (the “Company”), a corporation continued under the Business Corporations Act (British Columbia) (the “BCA”), confirms its agreement (this “Agreement”) with MCNICOLL LEWIS & VLAK LLC (“MLV”), as follows:

          1.      Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through MLV, acting as agent and/or principal, common shares (the “Placement Shares”) of the Company (the “Common Shares”) up to the lesser of (i) the amount authorized for offer and sale under the Registration Statement (defined below) and (ii) the amount authorized by the Company from time to time to be issued and sold under this Agreement; provided, however, that with respect to “at-the-market distributions” of Placement Shares, the market value of the Placement Shares distributed under any single Prospectus Supplement (defined below) shall not exceed 10% of the aggregate market value of the Company’s outstanding Common Shares as of the date specified in Section 9.1 of National Instrument 44-102 Shelf Distributions (“NI-44-102”), which shall be calculated in accordance with Section 9.2 of NI-44-102 (the “Maximum Amount”). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in this Section 1 and Section 9.1 of NI 44-102 on the Maximum Amount of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and MLV shall have no obligation in connection with such compliance, provided that MLV strictly follows the trading instructions provided pursuant to any Placement Notice (defined below). The issuance and sale of Placement Shares through MLV will be effected pursuant to the Registration Statement (as defined below) filed by the Company and declared effective by the Securities and Exchange Commission (the “Commission”).

          2.      Placements. Each time that the Company wishes to issue and sell the Placement Shares hereunder (each, a “Placement”), it will notify MLV by email notice (if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters in accordance with which it desires the Placement Shares to be sold, which shall at a minimum include the number of Placement Shares to be issued, the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day (as defined in Section 3) and any minimum price below which sales may not be made, a form of which containing such minimum sales parameters necessary is attached hereto as Exhibit A. The Placement Notice shall originate from any of the individuals from the Company set forth in Exhibit B (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from MLV and at the email addresses or other contact details, as applicable, set forth in Exhibit B, as such Exhibit B may be amended from time to time. The Placement Notice shall be effective upon receipt by MLV, acknowledged by MLV to the Company, unless and until (i) in accordance with the notice requirements set forth in Section 4, MLV declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Shares under such Placement Notice or the Maximum Amount under this Agreement have been sold, (iii) in accordance with the notice requirements set forth in Section 4, the Company suspends or terminates the Placement Notice, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, (v) MLV declines to continue to make sales under an existing Placement Notice, for any reason, in its sole discretion, or (vi) the Agreement has been terminated under the provisions of Section 11. The amount of any discount, commission or other compensation to be paid by the Company to MLV in connection with the sale of the Placement Shares shall be calculated in accordance with the terms set forth in Exhibit C. It is expressly acknowledged and agreed that neither the Company nor MLV will have any obligation whatsoever with respect to a Placement Notice or any Placement Shares unless and until the Company delivers a Placement Notice to MLV and MLV does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein.

          3.      Sale of Placement Shares by MLV. Subject to the terms and conditions herein set forth, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, MLV, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its customary trading and sales practices and applicable state and federal laws, rules and regulations and, if applicable, the rules of the NYSE Amex (“Amex” and, together with the Toronto Stock Exchange (“TSX”), the “Exchanges”), to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. MLV will provide written confirmation to the Company (including by email correspondence) no later than the opening of the Trading Day (as defined below) next following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the compensation payable by the Company to MLV pursuant to Section 2 with respect to such sales, and the Net Proceeds (as defined below) payable to the Company, with an itemization of deductions made by MLV (as set forth in Section 5(a)) from gross proceeds for the Placement Shares that it receives from such sales. MLV may sell Placement Shares by any method permitted by law deemed to be an “at the market distribution” as defined in NI 44-102, including, without limitation, sales made directly on Amex, or on any other pre-existing trading market for the Common Shares in the United States. During the term of this Agreement and notwithstanding anything to the contrary herein, MLV agrees that in no event will it or any MLV Affiliate engage in any market making, bidding, stabilization or other trading activity with regard to the Common Shares if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Exchange Act. For the purposes hereof, “Trading Day” means any day on which the Common Shares are purchased and sold on the principal market in the United States on which the Common Shares are listed or quoted.

          4.      Suspension of Sales. The Company or MLV may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth in Exhibit B, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other party set forth in Exhibit B ), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. Each of the Parties agrees that no such notice under this Section 4 shall be effective against the other unless it is made to and acknowledged by one of the individuals named in Exhibit B hereto, as such schedule may be amended from time to time.

          5.      Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, MLV that as of each Representation Date (as defined in Section 7(1) and Applicable Time (as defined in Section 19(c)):

          (a)      Short Form Prospectus. The Company has prepared and filed with the British Columbia Securities Commission (the “BCSC”) and the other Canadian provincial securities regulatory authorities (other than Quebec) (the BCSC and such other regulatory authorities, collectively, the “Canadian Commissions”), a final short form base shelf prospectus dated October 8, 2010 relating to the offering of up to an aggregate $300,000,000 of Common Shares, warrants, subscription receipts, units and debt securities comprising any combination thereof (together with any documents incorporated therein by reference, and any supplements or amendments thereto (the “Canadian Base Prospectus”) in accordance with the Securities Act (British Columbia) and the rules, regulations and orders made thereunder (collectively, the “Canadian Securities Laws”). The Company has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101 Short Form Prospectus Distributions and NI 44-102 (together, the “Shelf Procedures”). The Company has obtained from the BCSC a receipt for the Canadian Base Prospectus (a “Final Receipt”).

          (b)      U.S. Base Prospectus. The Company has prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the Commission (the “MJDS”), a registration statement on Form F-10 (Registration No. 333-169469) registering the offering and sale of Common Shares, warrants, subscription receipts, units and debt securities comprising any combination thereof under the U.S. Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), including the Canadian Base Prospectus (together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the “Rules and Regulations”)) (the “U.S. Base Prospectus”). TheCanadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses.”

          (c)      Prospectus Supplements. The Company has filed (i) with the BCSC, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (as defined below) (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the Commission, the Canadian Prospectus Supplement (with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations, the “U.S. Prospectus Supplement”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus for which a Final Receipt has been obtained from the BCSC, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of each Applicable Time, is referred to herein as the “Shelf Information.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”

          (d)      Registration Statement. The registration statement on Form F-10, including the exhibits thereto and the documents incorporated by reference therein and including the U.S. Prospectus (as defined below), as amended or supplemented in connection with the execution and delivery of this Agreement, is herein called the “Registration Statement.” Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include any documents filed with the BCSC and the Commission after the effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of this offering and which are incorporated by reference in such Registration Statement or U.S. Prospectus. The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by any Canadian Prospectus Supplement relating to the Placement Shares, including, in each case, the documents incorporated by reference therein. The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus, as supplemented by any U.S. Prospectus Supplement relating to the Placement Shares, including, in each case, the documents incorporated by reference therein. Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the Canadian Securities Laws prior to the termination of this offering or, any such document deemed to be incorporated by reference into the Canadian Prospectus, prior to the termination of this offering, is referred to herein collectively as the “Supplementary Material.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.” For purposes of this Agreement, all references to the Registration Statement, the U.S. Prospectus or to any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to either the Electronic Data Gathering Analysis and Retrieval System or Interactive Data Electronic Applications (collectively “IDEA”).

          (e)      Foreign Private Issuer. The Company is a “foreign private issuer”(as defined in Rule 405 under the Securities Act) and meets the requirements for use of Form F-10 under the Securities Act and is eligible for the use of the Shelf Procedures under Canadian Securities Laws; no order suspending the trading or distribution of the Common Shares has been issued by a Canadian Commission and no proceedings, for that purpose, have been instituted or are pending or, to the Company’s knowledge, are contemplated by a Canadian Commission; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or to the Company’s knowledge, are contemplated by the Commission; the Registration Statement, including the U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the provisions of the Securities Act and has been filed with the Commission; pursuant to Rule 467(b) under the Securities Act, the Registration Statement became effective on October 13, 2010 (the “Effective Date”); copies of the Registration Statement, including amendments thereof, have been delivered to MLV, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement; there are no reports or information that must be filed or made publicly available in connection with the listing of the Placement Shares, on the Exchanges (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Prospectus Supplement, there are no documents required to be filed with any Canadian Commission in connection with the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus that have not been filed as required.

          (f)      Canadian and U.S. Securities Laws. On the date any Canadian Prospectus Supplement was filed with the BCSC and the date any U.S. Prospectus Supplement was filed with the Commission, and at each Applicable Time (A) the Canadian Prospectus, together with any Supplementary Material, as of the date thereof, did and will comply with the requirements of the Canadian Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in the Canadian Securities Laws) relating to the Company and its subsidiaries (as defined below) (taken as a whole) and to the Placement Shares and did not and will not contain any misrepresentation (as defined in the Canadian Securities Laws), and (B) the U.S. Prospectus did and will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations.

          (g)      No Stop Order. The Commission has not issued an order preventing or suspending the use of the U.S. Base Prospectus, any Free Writing Prospectus (as defined below) or the U.S. Prospectus relating to the proposed offering of the Placement Shares and no proceedings for such purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated or threatened by the Commission. The U.S. Prospectus delivered to MLV for use in connection with the offering of Placement Shares was, at the time of such delivery, identical in all material respects to the electronically transmitted copies thereof filed with the Commission pursuant to IDEA, except to the extent permitted by Regulation S-T. At the respective times each part of the Registration Statement and each amendment thereto became effective the Registration Statement complied in all material respects with the applicable requirements of the Securities Act and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The immediately preceding sentence does not apply to statements in or omissions from the Registration Statement or any amendments or supplements thereto based upon and in conformity with written information furnished to the Company by MLV specifically for use therein.

          (h)      Delivery of Offering Materials. The Company has delivered to MLV, or made available through IDEA, one complete copy of the Registration Statement and of each consent of an expert filed as a part thereof, and conformed copies of the Registration Statement (without exhibits), and the U.S. Prospectus, as amended or supplemented, in such quantities and at such places as MLV has reasonably requested.

          (i)      No Material Misstatement. Neither the U.S. Prospectus nor any amendments or supplements thereto, at the time such U.S. Prospectus or any such amendment or supplement was issued and at each Applicable Time, as the case may be, included or will include an untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from the U.S. Prospectus or any amendments or supplements thereto based upon and in conformity with written information furnished to the Company by MLV specifically for use therein.

          (j)      Reporting Issuer. The Company is a reporting issuer or the equivalent in each of the provinces of Canada and the Company is not in default of any of the requirements of the Applicable Securities Laws of such jurisdictions;

          (k)      Financial Information. The financial statements of the Company, together with the related schedules and notes thereto, set forth or included or incorporated by reference in the Registration Statement and the Prospectuses fairly present, in all material respects, the financial condition of the Company as of and at the dates indicated and the results of operations, changes in financial position, shareholders’ equity and cash flows for the periods therein specified. Such financial statements, schedules, and notes are in conformity with generally accepted accounting principles in Canada (“Canadian GAAP”), applied on a consistent basis during the periods involved, together with any required reconciliation, in accordance with the Securities Act and the Commission’s rules and guidelines, to accounting principles generally accepted in the U.S. (“U.S. GAAP”) throughout the periods involved (except as otherwise stated therein). Any selected financial data included or incorporated by reference in the Registration Statement and the Prospectuses present fairly the information shown therein and, to the extent based upon or derived from the financial statements, have been compiled on a basis consistent with the financial statements presented therein. Any pro forma financial statements of the Company, and the related notes thereto, included or incorporated by reference in the Registration Statement and the Prospectuses present fairly the information shown therein, have been prepared in accordance with Canadian GAAP, Canadian Securities Laws and, to the extent applicable, the Commission’s rules and guidelines with respect to pro forma financial statements and have been properly compiled on the basis described therein, present fairly the information shown therein and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. The Company does not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not disclosed in the Registration Statement and the Prospectuses. No other financial statements are required to be set forth or to be incorporated by reference in the Registration Statement or the U.S. Prospectus under the Securities Act or the Canadian Prospectus under Canadian Securities Laws.

          (l)      Incorporated Documents. Each document incorporated or deemed to be incorporated by reference in the Registration Statement or the U.S. Prospectus heretofore or hereafter filed, at the time it was or hereafter is filed with the Commission, conformed and will conform when filed in all material respects with the requirements of Canadian Securities Laws and of the Exchange Act and the rules and regulations promulgated thereunder; no such document when it was filed (or, if an amendment with respect to any such document was filed, when such amendment was filed), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and no such document, when it is filed, will contain an untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading.

          (m)      Distribution of Materials; Free Writing Prospectuses. At the time of the initial filing of the Registration Statement, the Company was not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. The Company has not, directly or indirectly, distributed and will not distribute any prospectus or other offering material in connection with the offering and sale of the Placement Shares other than the U.S. Prospectus and other materials, if any, permitted under the Securities Act to be distributed. Each “Issuer Free Writing Prospectus” (as defined below in Section 19(c) ) relating to the Placement Shares that (i) was required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g), as of its issue date and as of each Applicable Time (as defined in Section 19 below), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any incorporated document deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by MLV specifically for use therein. The Company has satisfied or will satisfy the conditions in Rule 433 so as not to be required to file with the Commission any electronic road show.

          (n)      Organization. The Company has been continued and is existing as a corporation under the Business Corporations Act (British Columbia) with the corporatepower and authority necessary to own, hold, lease and/or operate its assets and properties and to conduct the business in which it is engaged as described in the Registration Statement and Prospectuses; and the Company is qualified to do business as an extra-provincial corporation, is duly qualified as a foreign entity to transact business, and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure, individually or in the aggregate, to be so qualified and be in good standing would not have a material adverse effect on (i) the consolidated business, operations, assets, properties, financial condition, reputation, prospects, or results of operations of the Company and any subsidiaries which may be incorporated or formed from time to time taken as a whole, (ii) the transactions contemplated hereby, or (iii) the ability of the Company to perform its obligations under this Agreement (collectively, a “Material Adverse Effect”). The Company has full corporate power and authority necessary to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Except as disclosed in the Registration Statement and the Prospectuses, the Company is in compliance with the laws, orders, rules, regulations and directives applicable to it, except for any noncompliance that, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

          (o)      Subsidiaries. Other than inactive entities, the Company owns or controls, directly or indirectly, only the corporations, partnerships, limited liability partnerships, limited liability companies, associations or other entities set forth on Exhibit E, each of which shall, for purposes of this Agreement, be deemed a “Subsidiary” (and collectively, the “Subsidiaries”) of the Company. The Company’s direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in Exhibit E, and all such shares are legally and beneficially owned by the Company or, in the case of shares held through Subsidiaries, by such Subsidiaries, free and clear of all material liens, charges and encumbrances of any kind whatsoever. The Company does not own or control, directly or indirectly, any interest in any other corporation, firm, partnership joint venture, association or other entity. Each of the Subsidiaries has been duly incorporated and is validly existing as a corporation or other legal entity in good standing (or the foreign equivalent thereof) under the laws of its respective jurisdiction of organization. Each of the Subsidiaries is duly qualified to do business, and is in good standing, where applicable, as a foreign corporation or other legal entity in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification and has all power and authority (corporate or other) necessary to own or hold its properties and to conduct the business in which it is engaged, except where the failure to so qualify or have such power or authority would not reasonably be expected to have a Material Adverse Effect.

          (p)      Corporate Records. All of the material transactions of the Company and each of the Subsidiaries have been promptly and properly recorded or filed in or with their respective books or records and their respective minute books contain, in all material respects all of their material transactions, all records of the meetings and proceedings of their directors, shareholders and other committees, if any, since their respective incorporations (collectively, the “Corporate Records”). There are no transactions, agreements or other actions of the Company or any of its subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records.

          (q)      No Violation or Default. Except as disclosed in the Registration Statement and the Prospectuses, neither the Company nor any of its Subsidiaries is (i) in violation of any provision of its charter or bylaws or similar organizational documents, (ii) in default in any respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant, or condition of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, (iii) in violation in any respect of any statute, law, rule, regulation, ordinance, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company, its Subsidiaries or any of its properties, as applicable, or (iv) in violation of any Rule or regulation of any self-regulating organization or other non-governmental regulatory authority (including, without limitation, the rules and regulations of the Exchanges) except, with respect to clauses (ii), (iii), and (iv), any violations or defaults which, singularly or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. The execution, delivery and performance of this Agreement, the issuance and sale of the Placement Shares and the consummation of the transactions contemplated hereby will not conflict with, or result in any breach of or constitute a default under (nor constitute any event which with notice, lapse of time or both would result in any breach of, or constitute a default under), (i) any provision of the charter, bylaws or organizational documents, as the case may be, of the Company or any of its Subsidiaries, (ii) any provision of any contract, license, repurchase agreement, management agreement, indenture, mortgage, deed of trust, bank loan or credit agreement, note, lease or other evidence of indebtedness, or any lease, contract or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries, or any of their respective assets or properties may be bound or affected, except for any breach or default that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (iii) any federal, state, local or foreign law, regulation or Rule or any decree, judgment or order applicable to the Company or any of its Subsidiaries, or (iv) any Rule or regulation of any self-regulating organization or other non-governmental regulatory authority (including, without limitation, the rules and regulations of the Exchanges), except for any breach or default that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

          (r)      Capitalization. The Company had an authorized, issued and outstanding capitalization as set forth in the Registration Statement and Prospectuses. All of the issued and outstanding shares of the Company have been duly and validly authorized and issued and are fully paid and non-assessable, have been issued in compliance with all federal, state, and provincial securities laws and were not issued in violation of any preemptive right, resale right, right of first refusal or similar right.

          (s)      Authorization; Enforceability. This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles and (ii) the indemnification and contribution provisions of Section 9 hereof may be limited by federal, provincial or state securities laws and public policy considerations in respect thereof.

          (t)      Capital and Placement Shares in Proper Form. The capital of the Company, including the Placement Shares, conforms in all material respects to the description thereof contained in the Registration Statement and the Prospectuses.

          (u)      Authorization of Placement Shares. The Placement Shares, or class of shares of which the Placement Shares are part, when issued and delivered pursuant to the terms approved by the Board of Directors or a duly designated committee thereof, against payment therefor as provided herein, will be duly and validly authorized and issued and fully paid and non-assessable, free and clear of any pledge, lien, encumbrance, security interest or other claim, including any statutory or contractual preemptive rights, resale rights, rights of first refusal or other similar rights.

          (v)      Consents and Permits. (1) Except as disclosed in the Registration Statement and the Prospectuses, the Company and its Subsidiaries have made all filings, applications and submissions required by, and possesses all approvals, licenses, certificates, certifications, clearances, consents, exemptions, marks, notifications, orders, permits and other authorizations issued by, the appropriate federal, state or foreign regulatory authorities necessary for the ownership or lease of their respective properties or to conduct its businesses as described in the Registration Statement and the Prospectuses (collectively, “Permits”), except for such Permits the failure of which to possess, obtain or make the same would not reasonably be expected to have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any written notice of proceedings relating to the limitation, revocation, cancellation, suspension, modification or non-renewal of any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, and has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course. (2) No approval, authorization, consent or order of or filing with any national, state, provincial, or local governmental or regulatory commission, board, body, authority or agency is required in connection with the issuance and sale of the Placement Shares or the consummation by the Company of the transactions contemplated hereby (including, without limitation, the Exchanges, or approval of the shareholders of the Company), other than (i) qualification of the Placement Shares for distribution in Canada under Canadian Securities Laws, (ii) registration of the Placement Shares under the Securities Act, (iii) any necessary qualification under the securities or blue sky laws of the various jurisdictions in which the Placement Shares are being offered by MLV, (iv) filing of any reports under the Exchange Act and Canadian Securities Laws, or (v) such approvals as may be required by the Conduct Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

          (w)      No Preferential Rights. Except as set forth in the Registration Statement and the Prospectuses, (i) no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a “Person”), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or shares of any other capital stock or other securities of the Company, (ii) no Person has any preemptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a “poison pill” provision or otherwise, except as disclosed in the Prospectus) to purchase any Common Shares or shares of any other capital stock or other securities of the Company, (iii) except as disclosed to MLV or its agents in connection with the transactions contemplated hereby, no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Placement Shares, and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act or qualify for distribution under Canadian Securities Laws any Common Shares or shares of any other capital stock or other securities of the Company, or to include any such shares or other securities in the Registration Statement or the offering contemplated thereby, whether as a result of the filing or effectiveness of the Registration Statement or the sale of the Placement Shares as contemplated thereby or otherwise.

          (x)      Natural Resource Properties and Surface Rights. All material interests in natural resource properties and surface rights for exploration and exploitation, as applicable, overlying those properties of the Company or the Subsidiaries are completely and accurately described in the Registration Statement and Prospectuses and, except as set out in the in the Registration Statement and Prospectuses: are owned or held by the Company or such Subsidiaries as owner thereof with good title; are in good standing; and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them. Except as set out in the Registration Statement and Prospectuses, no other material property rights are necessary for the conduct of the Company’s or the Subsidiaries’ businesses as they are currently being conducted, and there are no material restrictions on the ability of the Company or the Subsidiaries to use or otherwise exploit any such property rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights in any material respects.

          (y)      Royalties and Commissions. Except as set out in the Registration Statement and Prospectuses, neither the Company nor the Subsidiaries have any responsibility or obligation to pay or have paid on their behalf any material commission, royalty or similar payment to any person with respect to their property rights as of each Applicable Time.

          (z)      Independent Public Accountant. KPMG LLP, whose report on the financial statements of the Company is filed with the Commission as part of the Registration Statement and the Prospectus, is and, during the periods covered by its report, was (i) an independent public accounting firm within the meaning of the Securities Act and is an independent auditor as required by Canadian Securities Laws, (ii) a registered public accounting firm (as defined in Section 2(a)(12) of the Exchange Act), and (iii) not in violation of the auditor independence requirements of the Sarbanes-Oxley Act.

          (aa)    Enforceability of Agreements. Except as disclosed in the Registration Statement and the Prospectuses, all agreements between the Company and third parties expressly referenced in the Registration Statement and the Prospectuses are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles and (ii) the indemnification provisions of certain agreements may be limited by federal, state or provincial securities laws or public policy considerations in respect thereof and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

          (bb)    No Litigation. Except as disclosed in the Registration Statement and the Prospectuses, there are no actions, suits, claims, investigations, inquiries or proceedings pending or, to the Company’s knowledge, threatened, to which either the Company or, to the Company’s knowledge, its Subsidiaries, nor, to the Company’s knowledge any of their respective officers or directors, is a party or of which any of their respective properties or other assets is subject at law or in equity, or before or by any federal, state, provincial, local or foreign governmental or regulatory commission, board, body, authority or agency, or before any self-regulating organization or other nongovernmental regulatory authority (including, without limitation, the Exchanges), which if resolved adversely to the Company or any Subsidiary would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          (cc)    Regulatory Filings. Except as disclosed in the Registration Statement and the Prospectuses, neither the Company nor any of its Subsidiaries has failed to file with the applicable regulatory authorities any required filing, declaration, listing, registration, report or submission, except for such failures that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; except as disclosed in the Registration Statement and the Prospectuses, all such filings, declarations, listings, registrations, reports or submissions were in compliance with applicable laws when filed and no deficiencies have been asserted by any applicable regulatory authority with respect to any such filings, declarations, listings, registrations, reports or submissions, except for any deficiencies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

          (dd)    Certain Market Activities. Neither the Company nor, to the Company’s knowledge, any of its Subsidiaries, nor, to the Company’s knowledge, any of their respective directors, officers or controlling persons has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares.

          (ee)    Broker/Dealer Relationships. Neither the Company nor any of its Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a FINRA member” or “associated person of a FINRA member” (within the meaning of Article I of the Bylaws of the NASD).

          (ff)    No Reliance. The Company has not relied upon MLV or legal counsel for MLV for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

          (gg)    Taxes. Except as disclosed in the Registration Statement and the Prospectuses, the Company and each of its Subsidiaries has filed on a timely basis (taking into account all applicable extensions) all necessary federal, state, provincial, local and foreign income and franchise tax returns, if any such returns were required to be filed, through the date hereof and have paid all taxes shown as due thereon except for any failure to file or pay which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No tax deficiency has been asserted against the Company or any of its Subsidiaries, nor does the Company know of any tax deficiency that is likely to be asserted against any such entity that, if determined adversely to any such entity, could reasonably be expected to have a Material Adverse Effect. All tax liabilities, if any, are adequately provided for on the books of the Company and any of its Subsidiaries, except for such tax liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

          (hh)    Intellectual Property. Except as disclosed in the Registration Statement and the Prospectuses, the Company and its Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Registration Statement and the Prospectus (a) there are no rights of third parties to any such Intellectual Property owned by the Company and its Subsidiaries; (b) to the Company’s knowledge, there is no infringement by third parties of any such Intellectual Property; (c) to the Company’s knowledge, there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s and its Subsidiaries’ rights in or to any such Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (d) to the Company’s knowledge, there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (e) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company and its Subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; (f) to the Company’s knowledge, there is no third-party U.S. patent or published U.S. patent application which contains claims for which an Interference Proceeding (as defined in 35 U.S.C. § 135) has been commenced against any patent or patent application described in the Prospectus as being owned by or licensed to the Company; and (g) the Company and its Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or such Subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (a)-(g) above, for any such infringement by third parties or any such pending or threatened suit, action, proceeding or claim as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (ii)    Environmental Laws. Neither the Company nor any of the Subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licenses, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws ”) . Without limiting the generality of the foregoing:

          (i)        the Company and each of the Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable environmental laws and has received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

          (ii)       there are no orders, rulings or directives issued against the Company or any of the Subsidiaries, and there are no orders, rulings or directives pending or threatened against the Company or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Company or any of the Subsidiaries;

          (iii)      no notice with respect to any of the matters referred to in this Section 5(ii), including any alleged violations by the Company or any of the Subsidiaries with respect thereto has been received by the Company or any of the Subsidiaries, and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or any of the Subsidiaries is in progress, pending or threatened, which could reasonably be expected to have a Material Adverse Effect on the Company or the Subsidiaries, taken as a whole, and to the best of the Company’s knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or any of the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

          (jj)    Accounting Controls. Except as disclosed in the Registration Statement and the Prospectuses, the Company and its Subsidiaries maintain a system of internal control over financial reporting as defined in Rule 13a-15f and 15d-15f under the Exchange Act.

          (kk)    Disclosure Controls. Except as disclosed in the Registration Statement and the Prospectuses, the Company has established and maintains disclosure controls and procedures as defined in Rule 13a-15e and 15d-15e under the Exchange Act.

          (ll)    Sarbanes-Oxley Act. Except as disclosed in the Registration Statement and the Prospectuses, the Company is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission and the Amex promulgated thereunder.

          (mm)    Finder’s Fees. Neither the Company nor any of its Subsidiaries has incurred any liability for any finder’s fees or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to MLV pursuant to this Agreement.

          (nn)    Labor Disputes. Except as disclosed in the Registration Statement and the Prospectuses, neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice; except for matters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there is no (A) unfair labor practice complaint pending or, to the Company’s knowledge, threatened against the Company or its Subsidiaries before the National Labor Relations Board or any other domestic or foreign regulatory authority, and no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending or, to the Company’s knowledge, threatened, (B) strike, labor dispute, slowdown or stoppage pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries and (C) union representation dispute currently existing concerning the employees of the Company or any of its Subsidiaries, and (ii) to the Company’s knowledge, (A) no union organizing activities are currently taking place concerning the employees of the Company or any of its Subsidiaries, and (B) there has been no violation of any federal, state, provincial, local or foreign law relating to discrimination in the hiring, promotion or pay of employees or any applicable wage or hour laws concerning the employees of the Company.

          (oo)    Investment Company Act. Neither the Company nor any of its Subsidiaries, after giving effect to the offering and sale of the Placement Shares, will be (i) required to register as an ”investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”), or (ii) a “business development company”(as defined in Section 2(a)(48) of the Investment Company Act.

          (pp)    Casualty. Except as disclosed in the Registration Statement and the Prospectuses, neither the Company nor, to the Company’s knowledge, any of its Subsidiaries has sustained any loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, in each case that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

          (qq)    Underwriter Agreements. Except as disclosed in the Registration Statement and the Prospectuses, the Company is not a party to any agreement with an agent or underwriter for any other “at-the-market” or continuous equity transaction.

          (rr)    ERISA. Neither the Company nor any Subsidiary maintains any employment benefit plan, program or arrangement that is subject to the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder.

          (ss)    No Improper Practices. (i) Neither the Company nor its Subsidiaries, nor to the Company’s knowledge, any of their respective executive officers has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of law) or made any contribution or other payment to any official of, or candidate for, any federal, state, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any law or of the character required to be disclosed in the Prospectuses; (ii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and stockholders of the Company or any Subsidiary, on the other hand, that is required by the Securities Act or Canadian Securities Laws to be described in the Registration Statement and the Prospectuses that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of them, on the one hand, and the directors, officers, stockholders or directors of the Company or, to the Company’s knowledge, any Subsidiary, on the other hand, that is required by the rules of the FINRA to be described in the Registration Statement and the Prospectuses that is not so described; (iv) except as described in the Prospectuses, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the Company’s knowledge, any Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; (v) the Company has not offered, or caused any placement agent to offer, Common Shares to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Subsidiary to alter the customer’s or supplier’s level or type of business with the Company or any Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Subsidiary or any of their respective products or services, and, (vi) neither the Company nor any Subsidiary nor, to the Company’s knowledge, any employee or agent of the Company or any Subsidiary has made any payment of funds of the Company or any Subsidiary or received or retained any funds in violation of any law, Rule or regulation (including, without limitation, the Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada)), which payment, receipt or retention of funds is of a character required to be disclosed in the Registration Statement or the Prospectus.

          (tt)    OFAC. (i) The Company represents that, except as detailed in the Prospectuses, neither the Company nor any of its Subsidiaries (collectively, the “Entity”) or to the Company’s knowledge any director, officer, employee, agent, affiliate or representative of the Entity, is a government, individual or entity (in this paragraph (tt), “Person”) that is, or is owned or controlled by a Person that is:

          (A)      the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor

          (B)      located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria).

          (ii)       The Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

          (A)      to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

          (B)      in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

          (iii)      The Entity represents and covenants that, except as detailed in the Prospectuses, for the past 5 years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

          (uu)    Forward Looking Statements. No forward-looking statement or forward looking information (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and Section 138.4(9) of the Ontario Securities Act) contained in either the General Disclosure Package or the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

          (vv)    Filed All Documents. The Company has filed all documents or information required to be filed by it under Canadian Securities Laws, the Securities Act, the Exchange Act, the Rules and Regulations and the rules, regulations and policies of the Exchanges; all press releases, material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company with the Exchanges, the Canadian Commissions in each of the provinces where the Company is a reporting issuer (or the equivalent), as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation (as defined under Canadian Securities Laws) at the time at which it was filed; the Company has not filed any confidential material change report or any document requesting confidential treatment with any securities regulatory authority or regulator or any exchange that at the date hereof remains confidential.

          (ww)    Title to Property. Except as disclosed in the Registration Statement and the Prospectuses, the Company and its Subsidiaries have good and marketable title to all property (real and personal) described in the Registration Statement and the Prospectuses as being owned by any of them, free and clear of all material liens, claims, security interests or other encumbrances, except to the extent such material liens, claims, security interests or other encumbrances are disclosed in the Registration Statement and the Prospectuses; all the property described in the Registration Statement and the Prospectuses as being held under lease by the Company or any Subsidiary is held thereby under valid, subsisting and enforceable leases, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

          (xx)    Insurance. Except as disclosed in the Registration Statement and the Prospectuses, the Company and its Subsidiaries maintain insurance covering their respective properties, operations, personnel and businesses as the Company reasonably deems adequate; such insurance insures against such losses and risks to an extent which the Company reasonably believes is adequate and in accordance with customary industry practice to protect the Company and its Subsidiaries and their respective businesses; all such insurance is fully in force on the date hereof and will be fully in force at the time of purchase; neither the Company nor its Subsidiaries has reason to believe that it will not be able to renew any such insurance as and when such insurance expires.

          (yy)    Data Reliable and Accurate. All statistical or market-related data included or incorporated by reference in the Registration Statement and the Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required.

          (aaa)   Exchange Registration. The Common Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act and are accepted for trading on Amex and the TSX, and the Company has taken no action designed to terminate the registration of the Common Shares under the Exchange Act or delist the Common Shares from either of the Exchanges, nor, except as disclosed in the Registration Statement and the Prospectuses, has the Company received any notification that the Commission, Canadian Commissions or either of the Exchanges is contemplating terminating such registration or listing. Except as disclosed in the Registration Statement and the Prospectuses, the Company has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Common Shares thereon. The Company has obtained all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges required for the listing and trading of the Placement Shares, subject only to satisfying their standard listing and maintenance requirements.

               (bbb)    Anti-Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with, to the knowledge of the Company, the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and applicable rules and regulations thereunder, and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

Any certificate signed by an officer of the Company and delivered to MLV or to counsel for MLV pursuant to or in connection with this Agreement shall be deemed to be a representation and warranty by the Company, as applicable, to MLV as to the matters set forth therein.

          6.      Sale and Delivery; Settlement.

          (a)      Sale of Placement Shares. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, upon MLV’s acceptance of the terms of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, MLV, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable laws to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The Company acknowledges and agrees that (i) there can be no assurance that MLV will be successful in selling Placement Shares, (ii) MLV will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by MLV to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Placement Shares as required under this Agreement and (iii) MLV shall be under no obligation to purchase Placement Shares on a principal basis pursuant to this Agreement, except as otherwise agreed by MLV and the Company.

          (b)      Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the third (3rd ) Business Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the “Net Proceeds”) will be equal to the aggregate sales price received by MLV at which such Placement Shares were sold, after deduction for (i) MLV’s commission, discount or other compensation for such sales payable by the Company pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Company to MLV hereunder pursuant to Section 7(g) (Expenses) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

          (c)      Delivery of Placement Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting MLV’s or its designee’s account (provided MLV shall have given the Company written notice of such designee at least one Business Day prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be registered shares in good deliverable form. On each Settlement Date, MLV will deliver the related Net Proceeds in same-day funds to an account designated by the Company on, or prior to, the Settlement Date. The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company will, in addition to and in no way limiting the rights and obligations set forth in Section 9(a) (Indemnification and Contribution), (i) hold MLV harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to MLV any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that the Company shall not be obligated to so indemnify and reimburse MLV if the Placement Shares are not timely delivered due to (i) a suspension or material limitation in trading in securities generally on the Exchanges; (ii) a general moratorium on commercial banking activities declared by either Canadian or United States federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States or Canada; (iii) an outbreak or escalation of hostilities or acts of terrorism involving the United States or Canada or a declaration by the United States or Canada of a national emergency or war; or (iv) any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere.

          (d)      Denominations; Registration. Certificates for the Placement Shares, if any, shall be in such denominations and registered in such names as MLV may request in writing at least one full Business Day before the Settlement Date. The certificates for the Placement Shares, if any, will be made available for examination and packaging by MLV in The City of New York not later than noon (New York time) on the Business Day prior to the Settlement Date.

          (e)      Limitations on Offering Size. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares if, after giving effect to the sale of such Placement Shares, the aggregate gross sales proceeds sold pursuant to this Agreement would exceed the lesser of (A) together with all sales of Placement Shares under this Agreement, the Maximum Amount, (B) the amount available for offer and sale under the currently effective Registration Statement and (C) the amount authorized from time to time to be issued and sold under this Agreement by the Company’s board of directors, a duly authorized committee thereof or a duly authorized executive committee, and notified to MLV in writing. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares at a price lower than the minimum price authorized from time to time by the Company’s board of directors, duly authorized committee thereof or a duly authorized executive committee, and notified to MLV in writing. Further, under no circumstances shall the aggregate offering amount of Placement Shares sold pursuant to this Agreement, including any separate underwriting or similar agreement covering principal transactions described in Section 1 of this Agreement, exceed the Maximum Amount.

          7.      Covenants of the Company. The Company covenants and agrees with MLV that:

          (a)      Registration Statement Amendments; Payment of Fees. After the date of this Agreement and during any period in which a U.S. Prospectus relating to any Placement Shares is required to be delivered by MLV under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will notify MLV promptly of the time when any subsequent amendment to the Registration Statement, other than documents incorporated by reference, has been filed with the Commission and/or has become effective or any subsequent supplement to the U.S. Prospectus has been filed and any request by the Commission for any amendment or supplement to the Registration Statement or U.S. Prospectus or for additional information.

          (b)      Notice of Commission Stop Orders. During any period in which a U.S. Prospectus relating to any Placement Shares is required to be delivered by MLV under the Securities Act with respect to a pending sale of Placement Shares, the Company will advise MLV, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any other order preventing or suspending the use of the U.S. Prospectus, of the suspension of the qualification of the Placement Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose or any examination pursuant to Section 8(e) of the Securities Act, or if the Company becomes the subject of a proceeding under Section 8A of the Securities Act in connection with the offering of the Placement Shares; and the Company will promptly use its commercially reasonable efforts to prevent the issuance of any stop or other order or to obtain its withdrawal if such a stop or other order should be issued.

          (c)      Delivery of Prospectus; Subsequent Changes. During any period in which a U.S. Prospectus relating to the Placement Shares is required to be delivered by MLV under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by the Securities Act and Canadian Securities Laws, as from time to time in force, and to file on or before their respective due dates all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Sections 13(a), 13(c) or 15(d) or any other provision of or under the Exchange Act. If during such period any event occurs as a result of which the U.S. Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or U.S. Prospectus to comply with the Securities Act, the Company will promptly notify MLV to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Registration Statement or U.S. Prospectus (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

          (d)      Listing of Placement Shares. During any period in which the U.S. Prospectus relating to the Placement Shares is required to be delivered by MLV under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will use its commercially reasonable efforts to ensure the Placement Shares are listed on each Exchange.

          (e)      Delivery of Registration Statement and Prospectus. The Company will furnish to MLV and its counsel (at the expense of the Company) copies of the Registration Statement, the U.S. Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or U.S. Prospectus that are filed with the Commission during any period in which the U.S. Prospectus relating to the Placement Shares is required to be delivered under the Securities Act. The copies of the Registration Statement and the U.S. Prospectus and any supplements or amendments thereto furnished to MLV will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to IDEA, except to the extent permitted by Regulation S-T. Notwithstanding the foregoing, the Company will not be required to furnish any document (other than the U.S. Prospectus) to MLV to the extent such document is available on IDEA.

          (f)      Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act. “Earnings statement” and “make generally available” will have the meanings contained in Rule 158 under the Securities Act.

          (g)      Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, filing, including any fees required by the Commission or the Canadian Commissions, and printing of the Registration Statement, the Form F-X, any Prospectus, the Prospectuses, (including financial statements and exhibits) as originally filed and of each amendment and supplement thereto, in such number as MLV shall deem necessary, (ii) the printing and delivery to MLV of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Placement Shares, (iii) the preparation, issuance and delivery of the certificates, if any, for the Placement Shares to MLV, including any stock or other transfer taxes and any capital duties, stamp duties or other duties or taxes payable upon the sale, issuance or delivery of the Placement Shares to MLV, (iv) the fees and disbursements of the counsel, accountants and other advisors to the Company, (v) the qualification or exemption of the Placement Shares under state securities laws in accordance with the provisions of Section 7(e) hereof, including filing fees (provided, however, any fees or disbursements of counsel for MLV in connection therewith shall be paid by MLV), (vi) the printing and delivery to MLV of copies of the U.S. Prospectus and any amendments or supplements thereto in such number as MLV shall deem necessary, (vii) the preparation, printing and delivery to MLV of copies of the blue sky survey and any supplements thereto, in such number as MLV shall deem necessary, (viii) the fees and expenses of the transfer agent and registrar for the Common Shares, (ix) the filing fees incident to any review by FINRA of the terms of the sale of the Placement Shares, (x) the fees and expenses incurred in connection with the listing of the Placement Shares on Amex and the TSX.

          (h)      Use of Proceeds. The Company will use the Net Proceeds as described in the U.S. Prospectus in the Section entitled “Use of Proceeds.”

          (i)      Notice of Other Sales. During either the pendency of any Placement Notice given hereunder, or any period in which the U.S. Prospectus relating to the Placement Shares is required to be delivered by MLV, the Company shall provide MLV notice as promptly as reasonably possible before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of Common Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire Common Shares; provided, that such notice shall not be required in connection with the (i) issuance, grant or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to any employee or director stock option or benefits plan or stock ownership plan or issuances, (ii) the issuance or sale of Common Shares pursuant to any dividend reinvestment plan that the Company may adopt from time to time, (iii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Shares, provided the implementation of such is disclosed to MLV in advance or (iv) the issuance of Common Shares upon the exercise of any currently outstanding warrants, options or other rights in effect or outstanding and disclosed in filings by the Company available on EDGAR.

          (j)      Change of Circumstances. The Company will, at any time during the pendency of a Placement Notice, advise MLV promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document required to be provided to MLV pursuant to this Agreement.

          (k)      Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by MLV or its agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as MLV may reasonably request.

          (l)      Representation Dates; Certificate. On the date of this Agreement and each time the Company:

          (i)        files the U.S. Prospectus relating to the Placement Shares or amends or supplements (other than a prospectus supplement relating solely to an offering of securities other than the Placement Shares) the Registration Statement or the U.S. Prospectus relating to the Placement Shares by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of documents by reference into the Registration Statement or the U.S. Prospectus relating to the Placement Shares;

          (ii)       files an annual report on Form 20-F or Form 40-F under the Exchange Act (including any Form 20-F/A or Form 40-F/A containing amended financial statements or a material amendment to the previously filed Form 20-F);

          (iii)      furnishes its quarterly financial statements on Form 6-K under the Exchange Act; or

          (iv)       furnishes a Form 6-K containing amended financial statements under the Exchange Act (each date of filing of one or more of the documents referred to in clauses (i) through (iv) shall be a “Representation Date”;

the Company shall furnish MLV with a certificate, in the form attached hereto as Exhibit D within three (3) Trading Days after Representation Date. The requirement to provide a certificate under this Section 7(l) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 20-F or Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide MLV with a certificate under this Section 7(l), then before the Company delivers the Placement Notice or MLV sells any Placement Shares, the Company shall provide MLV with a certificate, in the form attached hereto as Exhibit D, dated the date of the Placement Notice.

          (m)      Legal Opinion. (1) On the date of this Agreement and (2) within three (3) Trading Days after each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit D for which no waiver is applicable, the Company shall cause to be furnished to MLV written opinions and negative assurance letters of (x) Lang Michener LLP (“Canadian Company Counsel”) and (y) Dorsey & Whitney LLP (“US Company Counsel”) in forms reasonably acceptable to MLV, each dated the date that the opinion is required to be delivered, to relate to the Canadian Prospectus, the Registration Statement and the U.S. Prospectus, as applicable, as then amended or supplemented; provided, however, that in lieu of such opinions for subsequent Representation Dates after the date hereof, counsel may furnish MLV with a letter (a “Reliance Letter”) to the effect that MLV may rely on a prior opinion delivered under this Section 7(m) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Canadian Prospectus, the Registration Statement and the U.S. Prospectus, as applicable, as amended or supplemented at such Representation Date). In addition, on the date hereof, the Company shall deliver to MLV such other opinion letters as it shall reasonably request, each in forms reasonably acceptable to MLV and dated the date of this Agreement.

          (n)      Comfort Letter. On the date of this Agreement and within three (3) Trading Days after each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit D for which no waiver is applicable, the Company shall cause its independent accountants (and any other independent accountants whose report is included in the Registration Statement or the Prospectus), to furnish MLV letters (the “Comfort Letters”) in form and substance satisfactory to MLV, (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act, the Exchange Act, and the PCAOB, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Canadian Prospectus, the Registration Statement and the U.S. Prospectus, as amended and supplemented to the date of such letter.

          (o)      Filings with the Exchange. The Company will timely file with each Exchange all material documents and notices required by each Exchange of companies that have or will issue securities that are traded on each Exchange.

          (p)      Canadian Securities Laws, Securities Act, and Exchange Act. The Company will use its reasonable best efforts to comply with all requirements imposed upon it by Canadian Securities Laws, the Securities Act and the Exchange Act as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the U.S. Prospectus.

          (q)      Regulation M. If the Company has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Company or the Common Shares, it shall promptly notify MLV and sales of the Placement Shares under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party.

     (r)      Transfer Agent. The Company shall maintain, at its expense, a registrar and transfer agent for the Common Shares.

     (s)      Disclosure of Sales. The Company will disclose in its quarterly reports and in its annual report on Form 20-F or Form 40-F filed with the Commission the number of Placement Shares sold through MLV during the relevant quarter.

     (t)      Market Stabilization. The Company will not, and will use its commercially reasonable efforts to cause its officers, trustees and affiliates not to, (i) take, directly or indirectly, any action designed to stabilize or manipulate the price of any security of the Company, or which may cause or result in, or which might in the future reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company, to facilitate the sale or resale of any of the Placement Shares, (ii) sell, bid for, purchase or pay anyone any compensation for soliciting purchases of the Placement Shares during the pendency of any Placement Notice or (iii) pay or agree to pay to any person any compensation for soliciting any order to purchase any other securities of the Company during the pendency of any Placement Notice; provided, however, that upon consent of MLV the Company may bid for and purchase Common Shares in accordance with Rule 10b-18 under the Exchange Act and in compliance with Canadian Securities Laws and TSX rules and policies, to the extent applicable.

     (u)      Reports, etc. The Company shall (i) file timely all reports required to be filed by the Company with the Commission; (ii) file promptly all reports and other documents required to be filed by the Company to comply with Canadian Securities Laws, (iii) to provide MLV with a copy of such reports and statements and other documents filed by the Company pursuant to the Canadian Securities Laws and promptly notify MLV of such filing unless available on SEDAR; (iv) advise MLV, promptly after it receives notices thereof, (x) of any request by the BCSC or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus Supplement, the Canadian Prospectus Supplement or any Issuer Free Writing Prospectus, if any, or for additional information with respect thereto or (y) of the issuance by the Commission or a Canadian Securities Commission of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose.

     (v)      Shelf Procedures. The Company shall comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Prospectus Supplement with the BCSC and the U.S. Prospectus Supplement with the Commission on the day which is no later than two Business Days following the date of this Agreement. If during the period in which a prospectus is required by law to be delivered by MLV, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the judgment of the Company or in the reasonable opinion of the MLV or counsel for the MLV, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus, if any, to comply with any law, the Company promptly will prepare and file with the Commission and the BCSC, and furnish at its own expense to MLV, an appropriate amendment to the Registration Statement or supplement to the U.S. Prospectus, Canadian Prospectus or such Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the U.S. Prospectus or the Canadian Prospectus, as so amended or supplemented will (i) constitute full, true and plain disclosure of all material facts; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, U.S. Prospectus or the Canadian Prospectus will comply with such law. Before amending the Registration Statement or amending or supplementing the U.S. Prospectus or the Canadian Prospectus in connection with this Agreement, the Company will furnish the MLV with a copy of such proposed amendment or supplement and will not file such amendment or supplement to which MLV reasonably objects.

          (w)      Available Shares. The Company will ensure that there are at all times sufficient Common Shares to provide for the issuance, free of any preemptive rights, out its authorized but unissued Common Shares, of the Maximum Amount.

          8.      Conditions to MLV’s Obligations. The obligations of MLV hereunder with respect to a Placement Notice will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by MLV of a due diligence review satisfactory to MLV in its reasonable judgment, and to the continuing satisfaction (or waiver by MLV in its sole discretion) of the following additional conditions:

          (a)      Registration Statement Effective. The Registration Statement shall have become effective and shall be available for the sale of all Placement Shares contemplated to be issued by any Placement Notice.

          (b)      No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission or any other federal or state governmental authority during the period of effectiveness of the Registration Statement, the response to which would require any post-effective amendments or supplements to the Registration Statement or the U.S. Prospectus; (ii) the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any material statement made in the Registration Statement or the U.S. Prospectus untrue in any material respect or that requires the making of any changes in the Registration Statement, related U.S. Prospectus or documents so that, in the case of the Registration Statement, it will not contain any materially untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of the U.S. Prospectus, it will not contain any materially untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (c)      Material Changes. Except as contemplated in the Prospectuses, or disclosed in the Company’s reports filed with the Commission, there shall not have been any material adverse change, on a consolidated basis, in the authorized capital of the Company or any Material Adverse Effect, or any development that could reasonably be expected to cause a Material Adverse Effect, the effect of which, in the reasonable judgment of MLV (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the U.S. Prospectus.

          (d)      Legal Opinion. MLV shall have received the opinions and negative assurances of Canadian Company Counsel and U.S. Company Counsel required to be delivered pursuant to Section 7(m) on or before the date on which such delivery of such opinions are required pursuant to Section 7(m).

          (e)      Comfort Letter. MLV shall have received the Comfort Letter required to be delivered pursuant to Section 7(n) on or before the date on which such delivery of such opinion is required pursuant to Section 7(n).

          (f)      Representation Certificate. MLV shall have received the certificate required to be delivered pursuant to Section 7(l) on or before the date on which delivery of such certificate is required pursuant to Section 7(l).

          (g)      No Exchange Suspension or FINRA Objection. Trading in the Common Shares shall not have been suspended on either Exchange. FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

          (h)      Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(l), the Company shall use its commercially reasonable efforts to furnish to MLV such appropriate further information, certificates and documents as MLV may reasonably request. All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof. The Company will furnish MLV with such conformed copies of such opinions, certificates, letters and other documents as MLV shall reasonably request.

          (i)      Listing. The Placement Shares shall have been approved for listing on Amex, subject only to notice of issuance, prior to the issuance of any Placement Notice.

          (j)      No Governmental Objections. No U.S., Canadian, or other governmental authority shall have issued any opinion, guidance, objection, or advice that can be construed as limiting or restricting in any way the ability of MLV to carry out the transactions contemplated hereunder.

          (k)      Termination of Agreement. If any condition specified in this Section 8 shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by MLV by notice to the Company. Notice of such cancellation shall be given in writing and addressed to each of the individuals of the Company set forth in Exhibit B.

          (l)      No Termination Event. There shall not have occurred any event or condition that would permit MLV to terminate this Agreement pursuant to Section 11.

          9.      Indemnification and Contribution.

          (a)      Company Indemnification. The Company agrees to indemnify and hold harmless MLV, its partners, members, directors, officers, employees and agents and each person, if any, who controls MLV within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

          (i)        against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any related Issuer Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

          (ii)       against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 9(d) below) any such settlement is effected with the written consent of the Company, which consent shall not unreasonably be delayed or withheld; and

          (iii)      against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above, provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made solely in reliance upon and in conformity with written information furnished to the Company by MLV expressly for use in the Registration Statement (or any amendment thereto), or in any related Issuer Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto).

          (b)      MLV Indemnification. MLV agrees to indemnify and hold harmless the Company and its directors and each officer of the Company who signed the Registration Statement, and each person, if any, who (i) controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Company (a “Company Affiliate”) against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section 9, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), any Issuer Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) solely in reliance upon and in conformity with written information furnished to the Company by MLV expressly for use therein.

          (c)      Procedure. Any party that proposes to assert the right to be indemnified under this Section 9 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 9 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 9 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm (in addition to any local counsel) for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 9 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

          (d)      Settlement Without Consent if Failure to Reimburse. If an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 9(a)(ii) effected without its written consent if (1) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (2) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (3) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

          (e)      Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 9 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or MLV, the Company and MLV will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than MLV, if any), to which the Company and MLV may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and MLV, on the other. The relative benefits received by the Company on the one hand and MLV on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of the Placement Shares (before deducting expenses) received by the Company bear to the total compensation received by MLV from the sale of Placement Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and MLV, on the other, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or MLV, on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and MLV agree that it would not be just and equitable if contributions pursuant to this Section 9(e) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 9(e) shall be deemed to include, for the purpose of this Section 9(e), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 9(d) hereof. Notwithstanding the foregoing provisions of this Section 9(e), MLV shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9(e), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of MLV, will have the same rights to contribution as that party, and each trustee of the Company and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 9(e), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 9(e) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 9(d) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 9(d) hereof.

          10.      Representations and Agreements to Survive Delivery. All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of MLV, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

          11.      Termination.

          (a)      Termination; General. MLV may terminate this Agreement, by notice to the Company, as hereinafter specified at any time (1) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Prospectuses, any change, or any development or event involving a prospective change, which individually or in the aggregate, in the sole judgment of MLV has or could have a Material Adverse Effect and makes it impractical or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (2) if there has occurred any material adverse change in the financial markets in the United States, Canada, or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of MLV, impracticable or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (3) if trading in the Placement Shares has been suspended or limited by a Canadian Commission, the Commission, or either Exchange, or if trading generally on the TSX or Amex has been suspended or limited, or minimum prices for trading have been fixed on either Exchange, (4) if any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market shall have occurred and be continuing, (5) if a major disruption of securities settlements or clearance services in the United States or Canada shall have occurred and be continuing, or (6) if a banking moratorium has been declared by (x) U.S. Federal or New York State authorities or (y) Canadian authorities.

          (b)      Termination by the Company. The Company shall have the right to terminate this Agreement in its sole discretion at any time after the date of this Agreement.

          (c)      Termination by MLV. MLV shall have the right, by giving ten (10) days notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement.

          (d)      Automatic Termination. Unless earlier terminated pursuant to this Section 11, this Agreement shall automatically terminate on the earlier of (i) November 1, 2012 and (ii) the issuance and sale of the Maximum Amount of Placement Shares through MLV pursuant to this Agreement.

          (e)      Continued Force and Effect. This Agreement shall remain in full force and effect unless terminated pursuant to Sections 8(k), 11(a), (b), (c), or (d) above or otherwise by mutual agreement of the parties.

          (f)      Effectiveness of Termination. Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date specified in such notice by MLV or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

          (g)      Liabilities. If this Agreement is terminated pursuant to Section 8(k) or this Section 11, such termination shall be without liability of any party to any other party except as provided in Section 7(g) hereof, and except that, in the case of any termination of this Agreement, Section 9, Section 16 and Section 17 hereof, and the obligation herein to pay any discount, commission or other compensation accrued but unpaid, shall survive such termination and remain in full force and effect.

          12.      Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified in this Agreement, and if sent to MLV, shall be delivered to McNicoll Lewis & Vlak LLC, 420 Lexington Avenue, New York, New York 10170, fax no.: (212) 317-1515, Attention: Patrice McNicoll, with copies to Dean M. Colucci, General Counsel, at the same address, and LeClairRyan, 830 Third Avenue, New York, New York 10022, fax no.: (973) 491-3415, Attention: James T. Seery; or if sent to the Company, shall be delivered to TASEKO MINES LIMITED, 905 West Pender Street, Vancouver, British Columbia, Canada, V6C 1L6, Attention: Peter Mitchell, Chief Financial Officer, with a copy to Lang Michener LLP, 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, Attention: Bernhard Zinkhofer. Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. or Canadian mail (in either case, certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the Exchanges and commercial banks in the City of New York and Vancouver, B.C. are open for business.

          13.      Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and MLV and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 9 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party.

          14.      Adjustments for Stock Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Placement Shares.

          15.      Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and placement notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and MLV. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.

          16.      APPLICABLE LAW; CONSENT TO JURISDICTION. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF (CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY HAS IRREVOCABLY APPOINTED CORPORATION SERVICE COMPANY AS ITS AUTHORIZED AGENT (“AUTHORIZED AGENT”) UPON WHOM PROCESS MAY BE SERVED IN ANY ACTION ARISING OUT OF OR BASED ON THE REGISTRATION STATEMENT. SERVICE OF PROCESS UPON THE AUTHORIZED AGENT SHALL BE DEEMED, IN EVERY RESPECT, EFFECTIVE SERVICE OF PROCESS UPON THE COMPANY.

          17.      WAIVER OF JURY TRIAL. THE COMPANY AND MLV EACH HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

          18.      Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile transmission.

          19.      Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

          (a)      “Acts” means, collectively, the Securities Act and the Exchange Act or equivalent securities regulatory legislation of the Qualifying Jurisdictions;

          (b)      “Applicable Securities Laws” means, with respect to this Agreement, collectively, the Acts and Regulations having application and the rules, policies, notices and orders issued by the applicable Regulatory Authorities having application;

          (c)      “Applicable Time” means the date of this Agreement, the date on which a Placement Notice is given, any date on which Placement Shares are sold hereunder, or such other time as agreed to by the Company and MLV;

          (d)      “Commissions” means, collectively, the Commission and the Canadian Commissions;

          (e)      “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Placement Shares that (1) is required to be filed with the Commission by the Company, (2) is a “road show” that is a “written communication” within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the Commission, or (3) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Placement Shares or of the offering that does not reflect the final terms, and all free writing prospectuses that are listed in Exhibit G hereto, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act;

          (f)      “Qualifying Jurisdictions” means all Canadian provinces (except the Province of Quebec) and the United States;

          (g)      “Regulations” means, collectively, the securities rules or regulations proclaimed under the Acts;

          (h)      “Rule 433” means Rule 433 under the Securities Act.

          (i)      “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

          All references in this Agreement to financial statements and schedules and other information that is “contained,” “included” or “stated” in the Registration Statement or the Prospectus (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that is incorporated by reference in the Registration Statement or the U.S. Prospectus, as the case may be.

          All references in this Agreement to the Registration Statement, the U.S. Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to IDEA; all references in this Agreement to any Issuer Free Writing Prospectus (other than any Issuer Free Writing Prospectuses that, pursuant to Rule 433, are not required to be filed with the Commission) shall be deemed to include the copy thereof filed with the Commission pursuant to IDEA.

          20.      Permitted Free Writing Prospectuses. The Company represents, warrants and agrees that, unless it obtains the prior consent of MLV, and MLV represents, warrants and agrees that, unless it obtains the prior consent of the Company, it has not made and will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus, as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by MLV or by the Company, as the case may be, is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents and warrants that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping. For the purposes of clarity, the parties hereto agree that all free writing prospectuses, if any, listed in Exhibit G hereto are Permitted Free Writing Prospectuses.

          21.      Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

          (a)      MLV has been retained solely to act as underwriter in connection with the sale of the Placement Shares and that no fiduciary, advisory or agency relationship between the Company and MLV has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether MLV has advised or is advising the Company on other matters;

          (b)      the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

          (c)      the Company has been advised that MLV and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that MLV has no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

          (d)      MLV has not provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated by this Agreement and it has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate;

          (e)      the price of the Securities sold pursuant to this Agreement will not be established by MLV; and

          (f)      the Company waives, to the fullest extent permitted by law, any claims it may have against MLV, for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that MLV shall have no liability (whether direct or indirect) to the Company in respect to such fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, partners, employees or creditors of the Company.

          22.      Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extend permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures MLV could purchase United States dollars with said other currency in the City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to MLV or any person controlling MLV shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by MLV or controlling person of any sum in such other currency, and only to the extent that MLV or such controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to MLV or such controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify MLV or such controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to MLV or such controlling person hereunder, MLV or such controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to MLV or such controlling person hereunder.

[Remainder of Page Intentionally Blank]

          If the foregoing correctly sets forth the understanding between the Company and MLV, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and MLV.

Very truly yours,

TASEKO MINES LIMITED

By:  /s/ Peter Mitchell
        Name: Peter Mitchell
        Title:   CFO

ACCEPTED as of the date first-above written:

MCNICOLL LEWIS & VLAK LLC

By:  /s/ Patrice McNicoll
        Name: Patrice McNicoll
        Title: President

EXHIBIT A

________________________________________

FORM OF PLACEMENT NOTICE
________________________________________

From:	Taseko Mines Limited

To:	McNicoll, Lewis & Vlak LLC
Attention: Patrice McNicoll

Subject:	At Market Issuance--Placement Notice

Gentlemen:

          Pursuant to the terms and subject to the conditions contained in the At Market Issuance Sales Agreement between Taseko Mines Limited (the “Company”), a corporation continued under the Business Corporations Act (British Columbia) and McNicoll, Lewis & Vlak LLC (“MLV”), dated October 18, 2010, the Company hereby requests that MLV sell up to ____________of the Company’s Common Shares, at a minimum market price of $_______per share, during the time period beginning [month, day, time] and ending [month, day, time].

EXHIBIT B

__________________________

NOTICE PARTIES
__________________________

The Company

Russell Hallbauer

Peter Mitchell

Trevor Thomas

MLV

Patrice McNicoll

Roman Friedrich

Mike Boyd

Randy Billhardt

EXHIBIT C

__________________________

COMPENSATION
__________________________

          The Company shall pay to MLV in cash, upon each sale of Placement Shares pursuant to this Agreement by MLV as agent of the Company, 3% of the first $30 million of gross proceeds from the sale of Placement Shares and 2% of the gross proceeds thereafter.

EXHIBIT D

OFFICER CERTIFICATE

The undersigned, the duly qualified and appointed ________________________________, of TASEKO MINES LIMITED (“Company”), a corporation continued under the Business Corporations Act (British Columbia), does hereby certify in such capacity and on behalf of the Company and not in his personal capacity, pursuant to Section 7(l) of the At Market Issuance Agreement dated October 18, 2010 (the “ATM Agreement”) between the Company and McNicoll Lewis & Vlak LLC, that to the best of the knowledge of the undersigned:

          1.           As of the date of this Certificate, (i) the Registration Statement does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) neither the Registration Statement nor the Prospectuses contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (iii) no event has occurred as a result of which it is necessary to amend or supplement the Prospectuses in order to make the statements therein not untrue or misleading for (i) and (ii) to be true.

          2.           Each of the representations and warranties of the Company contained in the ATM Agreement were, when originally made, and are, as of the date of this Certificate, true and correct in all material respects.

          3.           Except as waived by MLV in writing, each of the covenants required to be performed by the Company in the ATM Agreement on or prior to the date of the ATM Agreement, this Representation Date, and each such other date prior to the date hereof as set forth in the ATM Agreement, has been duly, timely and fully performed in all material respects and each condition required to be complied with by the Company on or prior to the date of the ATM Agreement, this Representation Date, and each such other date prior to the date hereof as set forth in the ATM Agreement has been duly, timely and fully complied with in all material respects.

          4.           Subsequent to the date of the most recent financial statements in the U.S. Prospectus, and except as described in the U.S. Prospectus, including the Supplementary Materials, there has been no material adverse change.

          5.           No stop order suspending the effectiveness of the Registration Statement or of any part thereof nor cease trade order suspending the effectiveness of the receipt for the Canadian Prospectus has been issued, and no proceedings for that purpose have been instituted or are pending or to the knowledge of the Company, threatened by any securities or other governmental authority (including, without limitation, the Commission or a Canadian Commission).

          6.           No order suspending the effectiveness of the Registration Statement or the qualification or registration of the Placement Shares under the securities or Blue Sky laws of any jurisdiction are in effect and no proceeding for such purpose is pending before, or threatened, to the Company's knowledge or in writing by, any securities or other governmental authority (including, without limitation, the Commission or a Canadian Commission).

Capitalized terms used herein but not defined have the meanings given to them in the ATM Agreement.

The undersigned has executed this Officer's Certificate as of the date set forth below.

By:   __________________________________
        Name:
        Title:

Date:

EXHIBIT E

__________________________

SUBSIDIARIES
__________________________

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Gibraltar Mines Ltd	British Columbia	100% of Common Shares (Direct)
Aley Corporation	Canada	100% (Direct)

EXHIBIT F

__________________________

PERMITTED FREE WRITING PROSPECTUSES
__________________________